EXHIBIT 2

NORSKE SKOG CANADA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2005 and 2004

(unaudited)

NORSKE SKOG CANADA LIMITED
Consolidated Statements of Earnings and Retained Earnings	Three months ended, June 30		Six months ended, June 30
Unaudited and in millions of dollars, except where otherwise stated	2005	2004	2005	2004
Sales	$439.0	$479.6	$901.7	$934.1
Operating expenses
Cost of sales	398.7	423.2	813.6	857.9
Selling, general and administrative	14.9	12.6	29.1	25.0
Amortization	44.9	46.4	89.2	91.4
	458.5	482.2	931.9	974.3
Operating earnings (loss)	(19.5)	(2.6)	(30.2)	(40.2)
Foreign exchange loss on translation of long-term debt	(7.8)	(13.0)	(11.0)	(19.2)
Loss on repayment of long-term debt	-	-	-	(5.2)
Other income, net	2.8	2.4	3.7	2.2
Interest expense, net	(19.2)	(19.5)	(37.6)	(38.9)
Earnings (loss) before income taxes and non-controlling interest	(43.7)	(32.7)	(75.1)	(101.3)
Income tax expense (recovery)
Current	(0.4)	2.1	2.7	1.5
Future	(13.4)	(10.8)	(26.3)	(32.5)
	(13.8)	(8.7)	(23.6)	(31.0)
Net earnings (loss) before non-controlling interest	(29.9)	(24.0)	(51.5)	(70.3)
Non-controlling interest (note 2)	(0.1)	-	(0.3)	-
Net earnings (loss)	(30.0)	(24.0)	(51.8)	(70.3)
Retained earnings, beginning of period	102.6	106.7	124.4	153.0
Retained earnings, end of period	$72.6	$82.7	$72.6	$82.7
Basic and diluted earnings (loss) per share (in dollars)	$(0.14)	$(0.11)	$(0.24)	$(0.33)
Weighted average common shares outstanding (in millions)	214.6	214.6	214.6	214.6

NORSKE SKOG CANADA LIMITED
Consolidated Balance Sheets
In millions of dollars	June 30, 2005	December 31, 2004
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$27.9	$26.0
Accounts receivable	232.1	236.8
Inventories	239.4	258.1
Prepaids and other	13.4	24.6
	512.8	545.5
Property, plant and equipment	2,183.5	2,172.9
Other assets	41.4	27.5
	$2,737.7	$2,745.9
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$284.9	$285.5
Long-term debt (note 4)	894.5	823.6
Other long-term obligations	217.9	233.6
Future income taxes	320.4	332.9
Deferred credits	27.5	27.5
	1,745.2	1,703.1
Shareholders' equity
Share capital	913.6	913.6
Contributed surplus	6.3	4.8
Retained earnings	72.6	124.4
	992.5	1,042.8
	$2,737.7	$2,745.9

On behalf of the Board

Russell J. Horner

Thomas S. Chambers

Director

Director

NORSKE SKOG CANADA LIMITED
Consolidated Statements of Cash Flows	Three months ended, June 30		Six months ended, June 30
Unaudited and in millions of dollars	2005	2004	2005	2004
Cash flows provided (used) by
Operations
Net earnings (loss)	$(30.0)	$(24.0)	$(51.8)	$(70.3)
Items not requiring (providing) cash
Amortization	44.9	46.4	89.2	91.4
Future income taxes	(13.4)	(10.8)	(26.3)	(32.5)
Increase in other long-term obligations	6.6	6.3	10.4	11.6
Foreign exchange loss on translation of long-term debt	7.8	13.0	11.0	19.2
Non-controlling interest (note 2)	0.1	-	0.3	-
Loss on repayment of long-term debt	-	-	-	5.2
Other	(0.6)	(6.7)	8.6	(3.4)
	15.4	24.2	41.4	21.2

Changes in non-cash working capital
Accounts receivable	11.0	(6.3)	5.5	(27.2)
Inventories	0.8	(8.5)	18.6	8.0
Prepaids and other	1.5	(2.0)	3.4	0.2
Accounts payable and accrued liabilities	3.0	0.3	(6.0)	32.6
	16.3	(16.5)	21.5	13.6
Cash flows provided by operations	31.7	7.7	62.9	34.8
Investing
Additions to property, plant and equipment	(34.5)	(16.1)	(45.9)	(37.9)
Proceeds from sale of property, plant and equipment	1.2	0.1	2.3	0.1
Decrease (increase) in other assets	(0.4)	0.3	(1.1)	0.2
Cash flows used by investing activities	(33.7)	(15.7)	(44.7)	(37.6)
Financing
Decrease in revolving loan	-	-	-	(12.5)
Issue of long-term debt	-	-	-	333.1
Repayment of long-term debt	-	(22.8)	-	(266.1)
Premium and expenses on repayment of long-term debt	-	-	-	(15.0)
Deferred financing costs	0.1	-	0.1	(6.2)
Decrease in other long-term obligations	(8.2)	(7.2)	(16.4)	(12.4)
Cash flows provided (used) by financing activities	(8.1)	(30.0)	(16.3)	20.9
Cash and cash equivalents, increase (decrease) during period	(10.1)	(38.0)	1.9	18.1
Cash and cash equivalents, beginning period	38.0	56.1	26.0	-
Cash and cash equivalents, end of period	$27.9	$18.1	$27.9	$18.1
Supplemental information
Income taxes paid	$1.2	$2.0	$3.2	$4.2
Net interest paid	19.3	20.3	37.6	41.3

NORSKE SKOG CANADA LIMITED
Consolidated Business Segments
Unaudited and in millions of dollars	Specialties	Newsprint	Pulp	Total
Three months ended June 30, 2005
Sales [1]	$235.7	$127.1	$76.2	$439.0
Amortization	24.0	11.3	9.6	44.9
Operating earnings (loss)	2.6	1.4	(23.5)	(19.5)
Additions to property, plant and equipment	17.4	7.6	9.5	34.5
Three months ended June 30, 2004
Sales [1]	$253.8	$143.0	$82.8	$479.6
Amortization	24.8	12.7	8.9	46.4
Operating earnings (loss)	(8.8)	(2.1)	8.3	(2.6)
Additions to property, plant and equipment	11.9	1.6	2.6	16.1
Six months ended June 30, 2005
Sales [1]	$486.6	$260.1	$155.0	$901.7
Amortization	48.7	22.1	18.4	89.2
Operating earnings (loss)	6.6	0.5	(37.3)	(30.2)
Additions to property, plant and equipment	23.6	10.5	11.8	45.9
Six months ended June 30, 2004
Sales [1]	$509.1	$285.6	$139.4	$934.1
Amortization	49.9	25.8	15.7	91.4
Operating earnings (loss)	(8.9)	(7.3)	(24.0)	(40.2)
Additions to property, plant and equipment	15.9	2.7	19.3	37.9

[1]

Pulp sales are stated net of inter-segment pulp sales of $18.4 million for the three months ended June 30, 2005 ($30.3 million - three months ended June 30, 2004) and $41.8 million for the six months ended June 30, 2005 ($71.9 million - six months ended June 30, 2004).

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements
Unaudited and in millions of dollars, except where otherwise stated
1. Basis of Presentation

The consolidated financial statements include the accounts of Norske Skog Canada Limited ("the Company" or
"NorskeCanada") and from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnership.  All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements except as described in note 2 below.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements, and therefore should be read in conjunction with the December 31, 2004, audited consolidated financial statements and the notes thereto.

All dollar amounts referred to in the unaudited interim consolidated financial statements and the notes thereto reflect Canadian dollars unless otherwise stated.

2. Significant Accounting Policies
Variable Interest Entities

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15") on a prospective basis.  AcG-15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity ("VIE").  AcG-15 requires that an enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both.

The adoption of AcG-15 resulted in the consolidation of 100% of Powell River Energy Inc. ("PREI").  PREI commenced operations February 2001, and consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric generating stations that provide power to the Company.  The Company purchases 100% of the power generated by PREI.  The Company's 50.0% interest in PREI was previously accounted for using the proportionate consolidation method.

The Company has limited access to PREI's assets, which generally takes the form of interest on loans, management fees and earnings distributions based on the Company's interest in PREI.  In addition, creditors of PREI have recourse limited to the assets in PREI.  The change in consolidation method does not change the Company's obligations with regard to PREI.

Upon adoption of AcG-15, the Company measured the assets, liabilities, and non-controlling interest of PREI at their carrying amounts and the consolidation of the additional 50.0% of PREI resulted in the following at January 1, 2005:

	Current assets	$2.5
	Property, plant and equipment	56.9
	Other assets[1]	15.7
	Current liabilities	(3.3)
	Long-term debt	(56.9)
	Future income taxes	(14.9)

[1]

"Other assets" includes $16.3 million of non-controlling interest, representing PREI's retained earnings.

The adoption of AcG-15 is not expected to have a material impact on consolidated net earnings (loss) going forward.  The following summarizes the impact the adoption of AcG-15 had on the Company's consolidated statement of earnings in the three and six months ended June 30, 2005:

	Three months ended, June 30, 2005	Six months ended, June 30, 2005

Cost of sales recovery	$1.7	$3.8
Amortization expense	(0.3)	(0.7)
Interest expense	(1.4)	(2.9)
Income tax expense - current	0.1	-
Income tax recovery - future	-	0.1
Non-controlling interest	(0.1)	(0.3)
Net earnings (loss)	$-	$-

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements, continued	-
Unaudited and in millions of dollars, except where otherwise stated
2. Significant Accounting Policies ... continued

The Company has identified two other potential VIEs, but has not been able to obtain the financial information necessary to evaluate whether the entities are VIEs, or if the entities are VIEs, whether the Company is the primary beneficiary.  The two potential VIEs are private entities and, as such, are unwilling to share financial information with the Company.  The potential VIEs are related to each other, and together they provide the Company with warehousing services for a large portion of the Company's paper products.  The Company first contracted with these entities in 1999.  The amounts paid to these entities are not significant relative to the Company's total freight costs.

The Company has entered into a building lease agreement with one of the potential VIEs whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations.  As at June 30, 2005, the value of the mortgage was approximately $14 million.  This agreement does not increase the Company's liability beyond the obligation under the building lease.

3. Segmented Information

The Company operates in three business segments:

Specialties

-

Manufacture and sale of groundwood specialty printing paper and kraft paper

Newsprint

-

Manufacture and sale of newsprint

Pulp

-

Manufacture and sale of long and short fibre pulp

The segments are managed separately, and all manufacturing facilities are located in the province of British Columbia, Canada.  Inter-segment sales consist of pulp transfers at cost.

4. Long-term Debt
The Company's long-term debt, all of which matures beyond one year is as follows:
Recourse	June 30, 2005	December 31, 2004
Senior notes, 8.625% due June 2011 (US$400.0 million)	$493.6	$485.1
Senior notes, 7.375% due March 2014 (US$250.0 million)	306.4	300.9
	800.0	786.0
Revolving operating facility of up to $350.0 million due July 2008 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	-	-
	800.0	786.0
Non-recourse (PREI) (note 2)
First mortgage bonds, 6.387% due July 2009	75.0	37.6
Subordinated promissory notes	19.5	-
	94.5	37.6
	$894.5	$823.6

During the three months ended June 30, 2005, the maturity of the revolving operating facility (the "Facility") was extended by one year, to July 2008.  Substantially all of the assets of the Company are pledged as security under the $350.0 million Facility.  Its availability is determined by a borrowing base, calculated based on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders' equity above $779.3 million as at June 30, 2005.  At June 30 2005, the Facility was undrawn and after outstanding letters of credit of $22.3 million, $307.4 million was available to the Company.  An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under the Facility.  As at June 30, 2005, no such debt has been incurred.

At June 30, 2005, the Company is in compliance with the covenants under both its Facility and senior notes indentures.  The Company is subject to restrictions on certain payments, including paying dividends, under its senior notes.  The main restriction is based on changes in shareholders' equity.  With the Company's accumulated losses since 2002, the Company is not currently permitted under its 8.625% senior note indenture to pay dividends.

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements, continued
Unaudited and in millions of dollars, except where otherwise stated
5. Employee Future Benefits

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments that are available to all salaried employees and to hourly employees not covered by union pension plans.  The Company also provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents.  For the three and six months ended June 30, 2005, the Company incurred a total post-retirement benefit cost of $12.3 million and $25.5 million, respectively (three and six months ended June 30, 2004 - $14.3 million and $29.0 million).

6. Financial Instruments

Derivative Financial Instruments

The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt.  The Company also uses interest rate swaps to manage its net exposure to interest rate changes.

(a)

Revenue Risk Management Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

Options
Purchased Options	Sold Options	Forward Contracts
Term	US$Millions	Average Rate C$ / US$	US$Millions	Average Rate C$ / US$	US$Millions	Average Rate C$ / US$
As at June 30, 2005
0 to 12 months	$ 404	1.2427	$357	1.3196	$30	1.2473
13 to 24 months	69	1.2091	69	1.2750	-	-
-	$ 473	1.2378	$426	1.3124	$30	1.2473
As at December 31, 2004
0 to 12 months	$422	1.2902	$ 362	1.3588	$49	1.2798
13 to 24 months	56	1.2882	56	-	1.3693	-	-
$478	1.2900	$ 418	-	1.3602	$49	1.2798

Foreign exchange translation gains and losses on the above instruments designated as hedges are recognized concurrently with the hedged revenue in "Sales".  At June 30, 2005, all of the above instruments are designated as hedging instruments, except for US$129.5 million where the associated revenue has been recognized.  At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $19.3 million, of which $5.4 million has been recognized and is included in "Sales" and "Prepaids and other".

At June 30, 2005, no price hedging instruments were outstanding in respect of products sold.

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements, continued
Unaudited and in millions of dollars, except where otherwise stated
(b) Cost Risk Management Instruments Oil and gas contracts outstanding were as follows:

Oil Contracts	Gas Contracts
Term	Barrels ("bbls") (000's)	Average Rate US$/bbl	Gigajoules ("Gj") (millions)	Average Rate US$/Gj
As at June 30, 2005
0 to 12 months	-[1]	$ n/a [1]	0.7	$ 6.16
13 to 36 months	50	31.55	-	-
	50	$ 7.82	0.7	$ 6.16
As at December 31, 2004
0 to 12 months	125	$20.85	0.6	$ 5.58
13 to 36 months	80	32.34	-	-
	205	$25.33	0.6	$ 5.58
[1] Net of purchased contracts for 100,000 barrels at US$33.98/bbl and sold contracts for 100,000 barrels at US$45.84/bbl.

The above instruments are not designated as hedging instruments for accounting purposes and are reported under "Prepaids and other" on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in "Cost of sales".  At period-end swap rates, the net amount the Company would receive to settle these swaps is $3.7 million, all of which has been recognized and is included in "Cost of sales" and "Prepaids and other".

(c)

Long-term Debt Risk Management Instruments

The Company is party to forward foreign exchange contracts to acquire U.S. dollars totalling US$89.5 million over a three-year period at rates averaging C$1.6068/US$.  These instruments are not designated as hedging instruments for accounting purposes, and are included in "Other long-term obligations" on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in "Foreign exchange gain (loss) on translation of long-term debt".  At period-end exchange rates, the net amount the Company would pay to settle these contracts is $34.2 million.

(d)

Interest Rate Swaps

The Company has entered into fixed-to-floating interest rate swaps on notional US$30 million, under which it will receive a fixed rate receipt of 7.375%, and pay a floating rate of U.S. six month LIBOR plus 2.0%.  The swaps mature March 1, 2014 and are cancellable at the counterparties' option between March 1, 2009 and March 1, 2014, for premiums which mirror the call premiums on the 7.375% senior notes.  These instruments are designated as fair value hedging instruments, with settlement amounts recognized in interest expense, offsetting the interest expense otherwise incurred.  At period-end rates, the net amount the Company would receive to settle these contracts is $1.3 million.

7. Comparative Figures
Certain comparative figures have been reclassified to conform with the presentation adopted for the current period.